SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/27/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,471,893
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,471,893
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,471,893

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.57%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 18 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 18 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Letter faxed to the CEO of Wilshire Enterprises.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,471,893 shares of WOC or 18.57% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 2/19/09 no shares were bought.



ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/27/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1.

Full Value Partners L.P.
Park 80 West, Plaza Two, and Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

February 27, 2009

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West  10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:

In response to our second request to waive Wilshires poison pill so that we can conduct a $2 per share tender offer, you said:

We must challenge your assertion that you are prepared to commence a so-called offer for all outstanding Wilshire shares, as it appears to us that your true purpose and intention is to artificially drive up the price of the Companys stock and garner votes in the midst of the ongoing proxy contest.

Further, we question whether you even have the ability to commence your purported tender offer, as you have not provided the Company or the market with details regarding whether you have the necessary financing. Again, it appears to us that you are merely acting in your own self-interest by misleading our stockholders in a desperate attempt to gain support for your inexperienced nominees and your proposal to liquidate the company in this depressed market at fire sale prices.

If you are prepared to commence a tender offer, we encourage you to do so. If and when a tender offer is commenced specifying all of its terms and conditions, the Board of Directors of Wilshire will consider it and its implications in the context of assessing the best interests of Wilshire and all of its stockholders.

In sum, you say we should commence a tender offer without any assurance that you will allow it to close. We are fully committed to conducting a tender offer to purchase all shares of Wilshire at $2 per share. Over the past few years, we have conducted three tender offers, each for more than $30 million, one of which was completed without any problem. (With respect to the others, we reached a settlement with management in one case and in the other a material condition was not met.) Our proposed tender offer would cost us at most only $12 million, an amount that is a small fraction of our capital. We reiterate that we are prepared to promptly commence a tender offer at $2 per share. However, it would not be fair to stockholders to commence a tender offer and then dash their hopes if you subsequently elect not to waive the poison pill.

In the interest of allowing shareholders to obtain the benefit of a tender offer at a huge premium to Wilshires market price, we would like to bridge this gap of mistrust and convince you of our good faith. To that end, we promise that if you promptly waive the poison pill and we fail to commence a tender offer by the date of the annual meeting, we will withdraw our nominations and proposal and end the proxy contest. The material terms of the tender offer we propose to conduct are as follows:

	Cash of $2 per share for any and all shares
	No financing contingency
	No material adverse financial changes (since Wilshires last Form 10-Q)

If you have any other concerns about our commitment or ability to complete such a tender offer, please advise us as soon as possible and we will promptly respond. If you are satisfied, we propose a meeting at which we can formalize an agreement in which we will commit to promptly conduct a tender offer on the above terms in return for your waiving the poison pill.

Warmest regards,

Andrew Dakos
Managing Member
Full Value Advisors LLC